RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

ITLINKZ GROUP, INC.

c/o American Union Securities, Inc.

100 Wall Street, 15th Floor

New York, NY 10005

This report is furnished by the Board of Directors of Itlinkz Group, Inc., a Delaware corporation (“Itlinkz Group”), to the holders of its common stock, $.001 par value.

On September 28, 2007 Itlinkz Group acquired all of the outstanding capital stock of Landway Nano Bio-Tech Group, Inc., a Delaware corporation (“Landway Nano Bio-Tech”).  Landway Nano Bio-Tech is a holding company that owns all of the registered capital of Shandong Spring Pharmaceutical Co., Ltd. (“Shandong Spring Pharmaceutical”), a corporation organized under the laws of The People’s Republic of China.  Shandong Spring Pharmaceutical is engaged in the business of developing, manufacturing and marketing gingko products in the Peoples Republic of China.

In connection with the closing of the acquisition (the “Merger”), the following took place:

•

Itlinkz Group issued to the shareholders of Landway Nano Bio-Tech 500 shares of Series B Preferred Stock, which are convertible into 404,933,115 shares of common stock

•

The Board of Directors of Itlinkz Group elected Yan Tinghe and Zhang Jirui, the executive officers of Shandong Spring Pharmaceutical, to serve as members of the Board, and they together elected Yan Tinghe to serve as the Chief Executive Officer and Zhang Jirui to serve as Chief Financial Officer of Itlinkz Group.

Prior to the Merger, Itlinkz Group assigned all of its pre-Merger business and assets to Itlinkz Corporation, its wholly-owned subsidiary, and Itlinkz Corporation assumed responsibility for all of the liabilities of Itlinkz Group that existed prior to the Merger.  At the same time, Itlinkz Group entered into a management agreement with Jeremy Feakins, its previous CEO, and Itlinkz Corporation.  The management agreement provided that Mr. Feakins will manage Itlinkz Corporation within his discretion, provided that his actions or inactions do not threaten material injury to Itlinkz Group.  The management agreement further provided that Mr. Feakins and ItLinkz Group would negotiate an agreement to transfer ItLinkz Corporation to Mr. Feakins.  That acquisition agreement was recently executed, and in exchange for ItLinkz Corporation, Mr. Feakins has released ItLinkz Group from $1,142,053 in liabilities and has agreed to hold ItLinkz Group harmless from any liabilities arising prior to the closing of the Landway Nano acquisition.

Pursuant to the terms of the Merger Agreement, Jeremy Feakins and Theodore F. Di Stefano have submitted their resignations from the Board of Directors.  The resignations will be effective ten days after Itlinkz Group mails this information statement to its record shareholders.  Yan Tinghe and Zhang Jirui will then be the only members of the Board of Directors of Itlinkz Group.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Itlinkz Group on or about October 31, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Merger, there were 12,724,438 shares of Itlinkz Group common stock issued and outstanding.  In addition, there were 1,000 shares of Series B Convertible Preferred Stock issued and outstanding, which can be converted into 809,866,230 common shares.  Therefore, the total outstanding common stock on a fully-diluted basis is 822,590,668 shares.  The holders of the Series B Preferred Stock have voting power equivalent to the common shares into which the Series B shares are convertible.

The following table sets forth the number of shares of voting stock owned by each person who, upon completion of the Merger, owned beneficially more than 5% of any class of ItLinkz Group’s voting stock, as well as the ownership of such shares by each member of ItLinkz Group’s Board of Directors and the shares beneficially owned by its officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership(2)	Percentage of Voting Power
Yan Tinghe(1)	270,303,294(3)	32.9%
Zhang Jirui	39,977,906(3)	4.9%
Jeremy Feakins	5,540,000(4)	0.7%
Theodore Di Stefano	150,000(5)	0.1%
All officers and directors as a group (4 persons)	315,971,200	38.4%

Warner Technology & Investment Corp. 18 Kimberly Court East Hanover, NJ 07936	56,077,887(6)	6.8%

________________________________

(1)

Yan Tinghe’s address is c/o Shandong Spring Pharmaceutical Co., Ltd., Economic Development Zone, Gucheng Road, Sishui County, Shandong Province, P.R. China.

(2)

Except as otherwise noted, all shares are owned of record and beneficially.

(3)

Messrs. Yan and Zhang own shares of Series B Convertible Preferred Stock that are convertible into the common shares listed in the table.

(4)

Includes 607,277 shares owned of record by Growth Capital Resources, LLC, of which Mr. Feakins is a control person.

(5)

Includes 150,000 shares that Mr. Di Stefano may purchase upon exercise of an option at $.50 per share.

(6)

Includes 5,540,005 shares that Warner Technology may purchase from Jeremy Feakins and affiliates for $25 upon exercise of an option that becomes exercisable within the next 90 days.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon completion of the Merger, the Board of Directors consisted of Jeremy Feakins, Theodore F. Di Stefano, Yan Tinghe and Zhang Jirui.  Ten days after the information statement is mailed to the shareholders of record, the resignation of Jeremy Feakins and Theodore F. Di Stefano from their positions as members of the Board of Directors will be effective.  At that time, the executive officers and directors of Itlinkz Group will be:

            Director

Name

Age

Position with the Company

  Since

Yan Tinghe

55

Chairman, Chief Executive Officer

        2007

Zhang Jirui

51

President, Chief Financial Officer

        2007

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

Yan Tinghe has over twenty years of experience in corporate management within the food and food supplements industries.  Having founded Shandong Spring Pharmaceuticals, he has served as its Chairman since January 2006.  During the eight years prior to founding Shandong Spring Pharmaceutical, Mr. Yan was employed as Chairman and General Manager of Shandong Yong Chun Tang Bioengineering Co., Ltd., which manufactures a wide variety of food supplements and is currently the exclusive supplier for Shandong Spring Pharmaceutical.  During the period from 1988 to 1997 Mr. Yan served as Executive Vice President of Shishui Sanyin Company, and from 1985 to 1987 as Factory Director of Beijing Shishui Lianhe Preserved Fruits, both of which were multi-facility enterprises in the food industry.

Zhang Jirui brings over twenty years of technical training to Shandong Spring Pharmaceutical, where he has been employed as Director since January 2006.  During 2005 Mr. Zhang was the Manager of the International Market Department for Shandong Yong Chun Tang Bioengineering Co., Ltd., which manufactures a wide variety of food supplements and is currently the exclusive supplier for Shandong Spring Pharmaceutical.  During the 22 years prior to joining Shandong Yong Chun Tang Bioengineering Co., Ltd., Mr. Zhang was employed as an Instructor in the Shandong Chemical Engineering Vocational School.

Code of Ethics

Itlinkz Group does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating and Audit Committee

The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

The table below itemizes the compensation paid to Yan Tinghe and Zhang Jirui by Shandong Spring Pharmaceutical for services during the two fiscal years since Shandong Spring Pharmaceutical was organized.  The table also shows the salaries that Shandong Spring Pharmaceutical intends to pay to those officers during the current fiscal year, which will end on March 31, 2008.

	Fiscal Year	Salary		Fiscal Year	Salary
Yan Tinghe	2008(1)	$30,770	Zhang Jirui	2008(1)	$20,513
	2007	$12,820		2007	$ 6,410
	2006	-		2006	-

_____________________

(1)

Expected salary for current fiscal year, which ends on March 31, 2008.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of Itlinkz Group prior to the Merger:

Name

         Age       Position Held

   Director Since

Jeremy Feakins

          53        Chief Executive Officer, Chief

          1996

      Financial Officer, Director

Theodore F. Di Stefano      69

      Director

          2007

Jeremy Feakins.  Mr. Feakins has served as President of Itlinkz Group since 1996.  In addition, in October 2004 Mr. Feakins founded Care Recruitment Solutions International, Inc., which was engaged in the business of international placement of nurses.  Mr. Feakins served as Chief Executive Officer of Care Recruitment Solutions, Inc. and its successor, CRSI Group, Inc. until August 2006, when it terminated its nurse placement operations.  He continues to serve as a member of the Board of Directors of Caspian International Oil Corporation (Pink Sheets:  CIOC), which is the successor to CRSI Group, Inc.  From 2002 until 2004 Mr. Feakins was also employed as a Managing Member of Steridyne Industries, LLC., an importer of medical devices.  Steridyne filed for a Chapter 7 liquidation in bankruptcy in December 2004 after Hurricanes Francis and Charley damaged Steridyne’s warehouse in Florida and destroyed its inventory.  Since 1995, Mr. Feakins has also served as Chairman of Growth Capital Resources, LLC a venture capital and management consulting firm.  Mr. Feakins received his degree in accounting from the Royal Naval Secretarial and Accounting College, Chatham, Great Britain.

Theodore F. di Stefano.  Since 2001 Mr. di Stefano has been engaged in the business of management consulting, as a Principal in Capital Source Partners, which provides investment banking services to small and medium-sized businesses.  From 1992 to 2003, Mr. di Stefano was employed as Chief Executive Officer of Slater Health Center, which provided nursing and rehabilitation services.  Mr. di Stefano was awarded a Masters in Business Administration by Boston University in 1966.  In 1962 he was licensed as a certified public accountant by the State of Rhode Island.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid by Itlinkz Group, Inc. to Jeremy Feakins, its Chief Executive Officer, for services rendered in all capacities to the Company during the years ended June 30, 2007, 2006 and 2005.  There was no other executive officer whose total salary and bonus for the fiscal year ended June 30, 2007 exceeded $100,000.

Year

Salary

Other(1)

Jeremy Feakins

2007

$240,625

128,750

2006

$ 62,500

     --

2005

$ 62,500

     --

     _______________________

     (1)   “Compensation: Other” consists of stock compensation in the amount of $18,750 and consulting fees in the amount of $100,000.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Itlinkz Group’s common stock failed to file on a timely basis reports required during the 2007 fiscal year by Section 16(a) of the Exchange Act.

October 31, 2007

By Order of the Board of Directors:

Yan Tinghe, Chairman